August 26, 2011

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:  Angie Kim, Staff Attorney

Re:          Comment Letter Dated August 10, 2011

Mattress Firm Holding Corp.

Registration Statement on Form S-1 filed June 10, 2011, as amended

File No. 333-174830

Dear Ms. Kim:

On behalf of Mattress Firm Holding Corp., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated August 10, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 10, 2011 (File No. 333-174830) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 8, 2011 and Amendment No.2 to the Registration Statement filed with the Commission on July 25, 2011 (“Amendment No. 2”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below and are filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these comments (as applicable), simultaneously with this letter.  For your convenience and in order to expedite the Staff’s review of the Company’s responses to the Comment Letter, the Company is supplementally providing the Staff with four copies of the Registration Statement that have been marked to indicate the changes from Amendment No. 2.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.  References to page numbers are to the page numbers of Amendment No. 3.

Prospectus Summary, page 1

1.                                      We note your response to comment seven in our letter dated July 8, 2011; however, the market opportunity language continues to overwhelm the depiction of your business.  Please balance the summary discussion with the specific risks that you face.  For example, when discussing your growth strategies, such as your plans to double the current number of your company-operated stores within the next five to six years, also disclose the risks associated with this strategy, including that your ability to grow and remain profitable may be limited by competition in your industry.  Also, as previously requested, describe the risks in the summary section regarding your loss on store closings, impairment of store assets, and your goodwill impairment charge in fiscal 2008.

RESPONSE TO COMMENT 1

The Registration Statement has been revised in response to this comment by including additional discussion under “Prospectus Summary—Risks Associated with Our Business” to balance the Company’s competitive strength disclosure with a discussion of the principal competitive challenges or risks facing the Company, including those specifically mentioned by the Staff in the comment above.  See pages 9 and 10 and also 28.

2.                                      We note your response to comment eight in our letter dated July 8, 2011 and the supplemental materials provided.  Please disclose the basis for your competitive position assertions where you make these statements in the filing, including the statements referenced in our previous comment eight.  In addition, for your statement that “[w]e have the largest geographic footprint in the United States among multi-brand mattress specialty retailers,” please explain how and why you chose the competitors in the multi-brand mattress specialty retailer market and disclose, if true, that this assertion is based on your own analysis.

RESPONSE TO COMMENT 2

The Registration Statement has been revised in response to this comment.  See pages 1, 2, 5, 6, 7, 55, 84 and 85. The Company supplementally advises the Staff that the competitors to which the Company is being compared in the quoted statement above are based on the top eight bedding specialists identified in Furniture Today in its May 23, 2011 issue. Specifically, the Company chose to compare its geographic footprint to Sleepy’s, The Sleep Train and Mattress Giant because, like the Company, they are multi-regional and multi-brand specialty retailers. The Company excluded Select Comfort, America’s Mattress, Sit’n Sleep and Bedding Experts from the comparison because they are specialty mattress retailers that are either single-brand and vertically-aligned with a manufacturer or operate in an isolated region.

Our Company, page 1

Our Competitive Strengths, page 4

3.                                      We note your response to comment 37 in our letter dated July 8, 2011 and the related revisions in your filing that you “typically expect to recoup [y]our initial investment from the cash flows generated from operating results of a new store in less than one year.” However, it is still unclear how this “highly attractive new store economic model” is a competitive strength and how you generate sufficient cash flows to recoup your initial investment within one year.  Please revise.

RESPONSE TO COMMENT 3

The Registration Statement has been revised in response to this comment.  See page 6.

Our Growth Strategies, page 7

4.                                      We note your response to comment 12 in our letter dated July 8, 2011 and the related revisions in your filing.  Please describe the material assumptions you used in your estimate that you could operate approximately 2,500 store locations and disclose any risks in achieving this growth strategy.  Also clarify in your filing whether, and if so how, the stated “market penetration rate of one store per 80,000 to 100,000 in the population” accounts for your competitors.

RESPONSE TO COMMENT 4

The Registration Statement has been revised in response to this comment. See pages 7, 9 and 10. The Company supplementally advises the Staff that the Company’s estimate regarding its ability to operate 2,500 store locations is based on the Company’s experience in operations and growth (including growth through acquiring and integrating companies) over the past five years.

The Offering, page 10

5.                                      We note your response to comment 13 in our letter dated July 8, 2011; however, your disclosure regarding the issuances and conversions of the Class A, B and C Units is still unclear.  In order to help investors better understand your disclosure regarding these units, which are discussed throughout your filing, and the shares outstanding after the offering, please:

•                  identify the name or the class of persons who received each class of units and the vesting terms for each class of units (we note that you provide some of this information in your response to comment 40);

•                  briefly describe how each class of units may be converted to common stock following the initial public offering or the expiration of the lock-up agreement; and

•                  clarify that the distribution of the shares of common stock to the equity holders of Mattress Holdings, LLC will not change the number of shares outstanding.

Also clarify why you do not address the Class A and C Units in the last paragraph of this section.

RESPONSE TO COMMENT 5

The Registration Statement has been revised in response to this comment.  See pages 13 and 14.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data, page 14

6.                                      Please include historical and pro forma basic and diluted net income (loss) per common share and historical and pro forma basic and diluted weighted average shares outstanding.

RESPONSE TO COMMENT 6

The Registration Statement has been revised in response to this comment.  See pages 17 and 18.

7.                                      We reviewed the revisions to your disclosure in response to comment 14 in our letter dated July 8, 2011.  Please disclose the amounts of total debt classified as current so that the amounts of total debt can be reconciled to the amount of pro forma long-term debt, net of current maturities disclosed in the unaudited pro forma consolidated balance sheet presented on page 40.

RESPONSE TO COMMENT 7

The Registration Statement has been revised to disclose current maturities of long-term debt on the unaudited pro forma condensed consolidated balance sheet presented on page 44 to allow pro forma debt to be reconciled to total debt on page 18.

8.                                      We reviewed the revisions to your disclosure in footnote (7) in response to comment 17 in our letter dated July 8, 2011.  We note that you continue to characterize certain items excluded from Adjusted EBITDA as unusual items.  Please note that Item 10(e) of Regulation S-X prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years (refer to Question 102.03 of our Compliance and Disclosure Interpretations:  Non-GAAP Financial Measures).  Please tell us how your characterization of items as unusual complies with the exclusion in Item 10(e)(1)(ii)(B) of Regulation S-K or revise your disclosure to describe why such items are excluded from Adjusted EBITDA.  Conforming revisions should also be made to the disclosure in Selected Consolidated Financial and Operating Data.

RESPONSE TO COMMENT 8

The Registration Statement has been revised in response to this comment.  See pages 19 and 52.

9.                                      We reviewed the revisions to your disclosure in footnote (7) in response to comment 18 in our letter dated July 8, 2011.  You continue to disclose that Adjusted EBITDA is presented to provide additional information with respect to your ability to meet future debt service obligations.  We believe this disclosure suggests that, in addition to presenting Adjusted EBITDA as a performance measure, you also present Adjusted EBITDA as a non-GAAP liquidity measure.  Please make further clarifications to your disclosure or tell us how the adjustments for financial sponsor fees and expenses, acquisition related expenses and other expenses comply with the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K and provide a reconciliation of Adjusted EBITDA to cash flows from operating activities together with the three major categories of the statement of cash flows.  Conforming revisions should also be made to the disclosure in Selected Consolidated Financial and Operating Data.

RESPONSE TO COMMENT 9

The Registration Statement has been revised in response to this comment.  See pages 19 and 52. The Company supplementally advises the Staff that it provides Adjusted EBITDA as a measure of its operating performance and as a measure of covenant compliance under its 2007 Senior Credit Facility, but not as a measure of liquidity. Adjusted EBITDA excludes certain cash charges and liabilities and does not reflect the Company’s capital expenditures. As a result, the Company believes this metric is limited in its utility as a liquidity measure. Moreover, as noted above, Adjusted EBITDA is defined generally consistent with the Company’s 2007 Senior Credit Facility.  The starting point for the calculation of such definition is a measure of net income, not cash flows from operations, and, accordingly, the Company presents the reconciliation to net income to be consistent with the 2007 Senior Credit Facility definition.

Unaudited Pro Forma Consolidated Balance Sheet as of May 3, 2011, page 40

10.                               Please revise footnote (b) to show, desirably in tabular form, how you compute the amount of the pro forma adjustments to long-term debt to related parties, other noncurrent liabilities and additional paid-in capital.

RESPONSE TO COMMENT 10

The Registration Statement has been revised in response to this comment.  See pages 44 and 45.

Unaudited Pro Forma Consolidated Statements of Operations Fiscal Year Ended February 1, 2011, page 41

11.                               Please disclose the effective income tax rate used to compute the pro forma adjustment to income tax expense and the basis for the rate in footnote (b).  Please make conforming revisions to footnote (b) to the pro forma statements of operations for the thirteen weeks ended May 3, 2011.

RESPONSE TO COMMENT 11

The Registration Statement has been revised in response to this comment.  See pages 46 and 48.

12.                               We note your disclosure in footnote (c) that pro forma basic and diluted net income (loss) per common share and pro forma basic and diluted weighted average shares outstanding give effect to the issuance of shares upon conversion of the Convertible Notes and upon conversion or exchange of the PIK Notes into common stock.  The computations should also give effect to the number of shares of common stock whose proceeds will be used to repay the 2009 Loan Facility.  Please revise or advise.  In addition, please provide a reconciliation of historical weighted average shares outstanding to pro forma weighted average shares outstanding so that the computation of pro forma basic and diluted net income (loss) per common share is transparent to investors.  Please make conforming revisions to footnote (c) to the pro forma statements of operations for the thirteen weeks ended May 3, 2011.

RESPONSE TO COMMENT 12

The Registration Statement has been revised in response to this comment.  See pages 46 through 49.

Management’s Discussion and Analysis of Financial Information and Results of Operations, page 47

13.                               We reviewed your response to comment 25 in our letter dated July 8, 2011.  Please provide us more detailed information regarding the allocation of the equity value that results from step one of your valuation approach among the various classes of equity units.  Additionally, when you disclose the reasons for the differences between the valuation of the Class B units and the estimated initial public offering price, please be sure to explain in a reasonable amount of detail the difference between the enterprise value assuming an IPO and the enterprise value based on the initial public offering price.

RESPONSE TO COMMENT 13

The Company supplementally provides the Staff with detailed information regarding the allocation of equity value among the various classes of equity with respect to 473,197 Class B Units issued on October 21, 2010, as shown in the table below.

		Projected Value
		Enterprise	Debt, net	Equity	Equity	Aggregate Equity Value by Class (3)
($ in millions, except Per Unit Values)	Timing	Value (1)	of Cash	Value	Value (2)	Class C-1	Class C-2	Class A	Class B
Outstanding Units at valuation date						15,410,967	2,222,601	15,411	1,853,676
Continued Operations		$470.0	$386.2	$83.8	$83.8	$73.272	$10.545	$—	$—
Distressed Sale	2/2/13	367.1	403.6	—	—	—	—	—	—
Merger / Sale	2/2/13	602.4	387.6	214.8	109.2	94.4	13.6	0.0	1.2
IPO	2/2/12	594.2	394.3	199.9	133.2	115.3	16.6	0.0	1.2
Aggregate Equity, Marketable Controlling Interest Basis					$83.8	$72.765	$10.481	$0.011	$0.560

Per Unit Value						$4.72	$4.72	$0.71	$0.30
Less: Marketability Discount						25%	25%	25%	25%
Per Unit Value, Aggregate Equity, Non-Marketable, Controlling Interest Basis						$3.54	$3.54	$0.54	$0.23

(1) IPO scenario value is $660.2 million, prior to estimated 10% IPO discount

(2) Discounted at compounded annual cost of equity over the projection period

(3) Allocation determined on undiscounted projected equity values, subject to $154.3 million preference to Class C-1 and C-2 units. Undiscounted results then discounted based on compounded annual cost of equity over the projection period.

Once a price range for the offering has been determined, the Company intends to include additional disclosure in the Registration Statement (appropriately updated to reflect the price range information) substantially as follows:

Determination of the Fair Value of Class B Units on Grant Date

Mattress Holdings, LLC, the sole stockholder of the Company, established Class B equity ownership units on January 18, 2007, which may be issued to employees of the Company providing services to or for the benefit of Mattress Holdings, LLC at the discretion of its Board of Managers.  Mattress Holdings, LLC has no assets other than its investment in common stock of the Company. The Company has not itself granted any equity awards, but expects to make initial equity awards under the Mattress Firm Holding Corp. 2011 Omnibus Incentive Plan following the completion of this offering. The Class B Units have been granted under the terms of the Mattress Holdings, LLC Second Amended and Restated Limited Liability Company Agreement and are administered by the Board of Managers of Mattress Holdings, LLC.  Each holder of vested Class B Units is entitled to its pro rata share of future distributions to the equity owners of Mattress Holdings, LLC after certain other equity holders have received aggregate preferred distributions equal to the greater of (i) $154.3 million or (ii) the fair value of Mattress Holdings, LLC’s equity on the relevant grant date of the Class B Units. After the consummation of this offering, the determination of the distribution to all unit owners in Mattress Holdings, LLC, including owners of Class B Units, will be made after the expiration of the lock-up agreements described under “Shares Eligible for Future Sale” and will result in the distribution of a pro rata portion of the shares of common stock of Mattress Holdings held by Mattress Holdings, LLC to each of its units owners in accordance with its organizational documents.  Such distribution will not be dilutive to the investors in this offering.  Mattress Holdings, LLC does not intend to issue additional Class B Units subsequent to the consummation of this offering.

For Class B Units that have been issued, the Company measures compensation cost at fair value on the date of issuance and recognizes compensation expense in the Company’s results of operations over the service period that the Class B Units are expected to vest.  As a private company with no public market for the equity securities prior to the completion of this offering, the Company determined the fair value using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the “Practice Aid.”  The method used by the Company to estimate the fair value of Class B Unit grants is based upon a two-step process as of the date of each issuance, as prescribed in the Practice Aid and as further described in “Critical Accounting Policies and Use of Estimate.”  The steps of the process involve (1) an estimate of the total equity value of the Company and (2) the allocation of equity value among the various classes of equity units, including Class B Units, using a probability weighted expected return methodology.  Within this contemporaneous valuation, a range of factors, assumptions and methodologies were used.  The significant factors included:

•                  The Company’s historical operating results, including the growth of revenue and the prospects of its business;

•                  Valuations of comparable public companies;

•                  The lack of a public market for the Company’s equity instruments;

•                  The likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions and the nature and history of its business; and

•                  The condition of and outlook for the mattress industry.

The majority of Class B Units were issued to employees in connection with the Company’s acquisition of Mattress Holding on January 18, 2007.  Additional Class B Units have been issued from time to time primarily to new employees and to employees who have been promoted into roles with greater responsibilities.  The estimated fair value of Class B Units issued in connection with the January 18, 2007 transaction were higher than estimated fair values of issuances that have occurred thereafter primarily as a result of (a) a decline in the enterprise value estimates of the Company that occurred due to declining performance and declining values of comparable businesses during the recession in 2008 and 2009, and (b) an increase in the amount of outstanding debt primarily from the issuance of PIK Notes and interest paid in kind by adding the interest to the outstanding balance of debt related to the 2009 Loan Facility and PIK Notes.  Class B Units in the amount of 1,962,190 units were issued in connection with the January 18, 2007 transaction and during fiscal 2007 at an estimated weighted average fair value of $1.48 per unit and with an estimated service period that ranged from 1.8 to 2.0 years.  Class B Units in the amount of 25,000 units were issued during fiscal 2008 at an estimated fair value of zero, with such value being the result of the Company’s declining performance, the reductions in valuations of comparable public companies and an increase in the Company’s outstanding debt.  Class B Units in the amount of 567,867 units were issued during fiscal 2009 at an estimated weighted average fair value of $0.24 and an estimated service period of 2.9 years.  Class B Units in the amount of 473,197 units were issued during fiscal 2010 at an estimated weighted average fair value of $0.23 and an estimated service period of 2.5 years.

The significant factors contributing to the increase in estimated fair value per unit of Class B Units issued during fiscal 2009 and 2010 include the following:

•                  Improved general economic conditions;

•                  Continued growth of revenue and improved operating results;

•                  Ongoing expansion of the Company’s business and operations;

•                  The Company’s expectation for ongoing improvement of financial performance; and

•                  Improved condition of and outlook for the mattress industry.

The amount of compensation expense (benefit) recognized related to Class B Units, including estimated and actual forfeitures of unvested awards, was $1.3 million, approximately $84,000 and approximately ($515,000) during fiscal 2008, fiscal 2009 and fiscal 2010, respectively.  The higher amount of expense in fiscal 2008 was the result of the Class B Units issued primarily in connection with the January 18, 2007 transaction.  Compensation expense recorded during fiscal 2010 included the effect of forfeitures of unvested awards that occurred during fiscal 2010 that were in excess of previous estimates and which resulted in the reversal of previously recognized expense in the amount of approximately $575,000.  As of February 1, 2011, there was approximately $144,000 of total unrecognized compensation costs related to Class B Units that will be recognized as expense over a remaining weighted average period of 2.2 years or upon a change in control or initial public offering, if such an event occurs sooner.

The second step to valuing Class B Units involves the allocation of the total equity value determined on each issuance date among the Class B Units and other equity holders using a probability weighted expected return methodology as prescribed in the Practice Aid.  Under this method, the allocation of equity value to Class B Units is determined for a number of possible outcomes, with each outcome weighted based upon management’s estimate of the likelihood of such outcome.  With respect to the 473,197 Class B Units issued during fiscal 2010 on October 21, 2010, the second step resulted in the assignment of a probability to a liquidity event resulting from an initial public offering of the Company’s common stock on an assumed date of January 31, 2012.  The resulting estimated fair value of the Company’s common stock for an initial public offering outcome, after applying discounts for timing, lack of marketability and an initial public offering discount, was estimated to be $           per share on October 21, 2010, after giving effect to a          -for one stock split resulting in                     shares of common stock outstanding immediately prior to the consummation of this offering.

The assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover of this prospectus, represents an increase of $            , or approximately          %, compared to the estimated fair value of the common stock derived from the valuation of Class B Units issued on October 21, 2010.  The increase was primarily the result of the following factors:

•                  Continued growth of the Company’s revenue and improved operating results in the first half of fiscal 2011 compared to the same period in 2010;

•                  The removal of the marketability discount rate as a result of the immediate liquidity available to investors upon consummation of this offering;

•                  The expected increase in earnings per share as a result of this offering;

•                  The ongoing expansion of the Company’s business and operations; and

•                  Improved condition of and outlook for the mattress industry.

Results of Operations, page 50

14.                               We reviewed the revisions to your disclosure in response to comment 29 in our letter dated July 8, 2011.  Please disclose further why state income taxes resulted in a reduction of your effective tax rate in fiscal 2008, whereas state income taxes resulted in an increase in your effective tax rate in fiscal 2009 and 2010 with a focus on the volatility between years presented.  Additionally please tell us in detail and disclose how you consider the future reversal of existing taxable temporary differences in determining the amount of the valuation allowance that is required each period.

RESPONSE TO COMMENT 14

The Registration Statement has been revised in response to this comment. See page 61.  The Company supplementally advises the Staff that state income taxes presented on the rate reconciliation reflect the state income tax benefit (net of federal income taxes) on pre-tax book losses. For fiscal 2008, this benefit was derived from the significant pre-tax book loss for 2008, as compared to 2009 and 2010, which exceeded other current state taxes resulting in a net state income tax benefit presented on the rate reconciliation.

Critical Accounting Policies and Use of Estimates, page 66

15.                               Please revise your disclosure to further clarify your determination of reporting units for purposes of goodwill impairment testing.  In doing so, please identify your operating segments as contemplated in ASC 280-10-50-1 through 9 and the components within your operating segments.  Please also disclose components identified as reporting units for purposes of goodwill impairment testing and whether components have been aggregated and deemed a single reporting unit due to similar economic characteristics.  In addition, regarding your disclosure that “reporting units are required to be aggregated for impairment testing if they have similar economic characteristics,” please note that components of an operating segment can be aggregated into one or more reporting units for impairment testing, but neither reporting units nor operating segments can be aggregated for impairment testing, and revise your disclosure as appropriate.  Finally, please tell us whether you have in fact aggregated reporting units and, if so, the impacts on your impairment tests.

RESPONSE TO COMMENT 15

The Registration Statement has been revised in response to this comment.  See pages 77, F-16 and F-17.

Related Party Transactions, page 109

Equity Support Agreements with J.W. Childs, page 109

16.                               We note in your response to comment 43 in our letter dated July 8, 2011 that you are filing the Equity Support Agreements as an exhibit to this amendment.  It does not appear that the equity side letter has been filed.  Please advise.

RESPONSE TO COMMENT 16

The Registration Statement has been revised in response to this comment. See page 121. The Company supplementally advises the Staff that the Company did not file the equity side letter because it is not a party to the equity side letter.

Principal Stockholders, page 119

17.                               Please disclose the amount of common stock beneficially owned by your principal stockholders following the expiration of the lock-up agreement and the distribution of the common stock to the equity owners of Mattress Holdings, LLC or explain why these amounts cannot be determined.

RESPONSE TO COMMENT 17

The Company supplementally advises the Staff that, as disclosed in footnote (2) to the Principal Stockholders table, the distribution amounts are dependent, among other things, on whether Class B-2, B-3 and B-4 Unit tranches vest or are forfeited.  This, in turn, will depend on whether the return on investment to certain affiliates of J.W. Childs meets or exceeds established performance thresholds on the Lock-up Expiration Date and, therefore, will not be determined (or determinable) until such date.

18.                               We note your response to comment 46 in our letter dated July 8, 2011 and the related revisions in your filing.  Please identify the natural person, natural persons, or the publicly registered company that exercise the sole or shared voting or investment powers with respect to the shares controlled by Neuberger Berman Group LLC and the bankruptcy estate of Lehman Brothers Holdings, Inc., even if voting or investment power for these entities is controlled by an investment committee consisting of a large number of individuals who each have a vote to approve the exercise of such power and therefore no single person exclusively possesses the power to vote, acquire or dispose of securities held by the fund.

RESPONSE TO COMMENT 18

The Registration Statement has been revised in response to this comment.  See page 132.

Financial Statements, page F-3

Note 1.  Business and Summary of Significant Accounting Policies, page F-7

Reportable Segments, page F-16

19.                               We reviewed the revisions to your disclosure in response to comment 52 in our letter dated July 8, 2011.  We note the disclosure that you aggregate company-operated stores into a single operating segment as a result of the similar nature of the products sold and other similar economic characteristics that are expected to continue into future periods.  Please revise your disclosure to state whether each company-operated store and/or each metropolitan market represents an operating segment as contemplated in ASC 280-10-50- 1 through 9 and to state whether operating segments have been aggregated into one reportable segment.  Also clarify whether your chief operating decision maker regularly reviews operating results at the metropolitan market level and/or by individual company-operated retail store, and if so, tell us how this was considered in your determination of operating segments.

RESPONSE TO COMMENT 19

The Registration Statement has been revised in response to this comment.  See pages F-16 and F-17.  The Company supplementally advises the Staff that it strives to improve its results of operations by (1) gaining market share in a given market primarily through the addition of stores, and (2) improving leverage over expenses, such as advertising, marketing and overhead that are incurred and managed at the market level.  As such, the Company’s business results, including profitability, are viewed and evaluated by the chief operating decision maker primarily at the market level.  The chief operating decision maker will less often review profitability results at the store level to provide information that is considered in making decisions regarding additional investments in a given market and to monitor expected results from those decisions.  However, store-level results provide only a partial perspective of market-level profitability since such results exclude significant expenses that are managed and incurred at the market level and which are integral to the Company’s business model.

Consequently, a company-operated metropolitan market is considered an operating segment as contemplated in ASC 280-10-50-1 through 9.  Each metropolitan market meets the aggregation criteria of ASC 280-10-50-11 and such operating segments are aggregated as a result of the similar nature of the products sold and other similar economic characteristics that are expected to continue into future periods.  As further described in the response to comment 20 below, the Company has further aggregated its metropolitan market operating segments with its website and special event operating segments.

20.                               We note your disclosure that the results of operations of franchisee-owned stores and alternative sales channels are not significant in relation to company-operated stores.  Please revise your disclosure to state whether either or both of these operating activities represents an operating segment as contemplated in ASC 280-10-50-1 through 9.  If not, please tell us in detail how you arrived at this conclusion and in doing so, address whether discrete financial information is provided to your chief operating decision maker regarding either or both of these operating activities.  Also, refer to ASC 280-10-50-15 and tell us why information about these business activities is not disclosed in an “all other” category separate from your operating segment(s).  If either or both of these operating activities represent an operating segment, please show us how you concluded the quantitative thresholds for reporting in ASC 280-10-50-12 are not met.  As applicable, tell us your basis for combining information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do meet the quantitative thresholds.

RESPONSE TO COMMENT 20

The Registration Statement has been revised in response to this comment.  See pages F-16 and F-17.

The Company supplementally advises the Staff that the chief operating decision maker reviews discrete information for alternative sales channels and franchisee-owned stores.

Alternative sales channels consist of the Company’s website and special event business activities, which are separate operating segments under ASC 280-10-50-1 through 9.  The discrete information viewed by the Company’s chief operating decision makers for both the website and special event operating segments is similar to the information viewed for an individual metropolitan market, as each are considered profit centers similar to the Company’s consideration of a metropolitan market.  The products the Company offers for sale on its website and at special events are the same as offered for sale in its stores.  The Company utilizes a consistent pricing structure for all of its product sales, regardless of the channel through which sales occur and, as a result, its product gross margins are similar among all sales channels.  Furthermore, the customers the Company sells to through the website and special event channels are primarily customers who reside in the markets in which it operates retail stores, and the Company delivers product to all customers through the same delivery infrastructure.  The Company has evaluated ASC 280-10-50-11 and concluded that its company-operated metropolitan markets, website and special event activities are separate operating segments that meet all of the aggregation criteria and, accordingly, have been aggregated into a single reportable segment (a “retail segment”).

As supplemental information, the table below provides the Company’s retail sales among the components of its retail segment.

				Thirteen Weeks Ended
	Fiscal	Fiscal	Fiscal	May 4,	May 3,
(in thousands)	2008	2009	2010	2010	2011
Sales revenue by operating segment
Company-operated markets	$432,179	$429,823	$485,246	$106,059	$147,964
Website	—	—	1,342	155	711
Special events	1,079	2,427	8,869	2,304	3,960
Total sales revenues	$433,258	$432,250	$494,115	$108,363	$151,924

% of Total sale revenues
Company-operated markets	99.8%	99.4%	98.2%	97.9%	97.4%
Website	0.0%	0.0%	0.3%	0.1%	0.5%
Special events	0.2%	0.6%	1.8%	2.1%	2.6%

The Company generates franchise fees and royalties from its franchise operations.  Each of the Company’s franchise agreements provides the franchisee with the exclusive right to operate Mattress Firm stores in a territory, which is defined as a single (or series of) metropolitan market(s).  Although the operations of the franchisee-operated markets is similar in most respects with the operations of company-owned markets, the Company views its franchise operations as a separate business segment due to the difference in the economics to the Company and the separate and discrete information that is viewed with respect to franchise operations.  The Company reports franchise fees and royalty revenues separately of other revenues in its results of operations.  The Company does not sell products to its franchisees and its franchise revenues consist solely of the fees and royalties earned.  In addition, the Company incurs limited direct and indirect general and administrative expenses associated with its franchise business and such costs are not distinguished from other general and administrative expense data viewed by the chief operating decision maker.  The assets directly attributable to the Company’s franchise operations consist primarily of receivables for franchise fees (in the amounts of $193,000 and $871,000 at February 2, 2010 and February 1, 2011, respectively) and an intangible asset for franchise agreements rights established in purchase price allocation in connection with the January 18, 2007 purchase of Mattress Holding (in the amount of $806,000 and $744,000 at February 2, 2010 and February 1, 2011, respectively, net of related accumulated amortization).  The total amount of assets of the franchise operations segment was .21% and .31% of total consolidated assets at February 2, 2010 and February 1, 2011, respectively.

The Company has not presented in the notes to the consolidated financial statements the segment disclosures of ASC 280-10-50-22 on the basis that such disclosures would be duplicative of information reported in its consolidated financial statements in the following areas:

•      Revenues generated from both the Company’s retail and franchise segments are reported separately in its consolidated results of operations.

•      The results of operations of the franchise segment, as viewed by management, are fully represented by the franchisee fees and royalties reported in the Company’s consolidated results of operations.

In addition, the assets of the franchise are insignificant in relation to the Company’s total assets.

21.                               We reviewed your response to comment 53 in our letter dated July 8, 2011.  In light of your disclosures on page 78 regarding the categories of products you carry and the percentage of sales derived from conventional mattresses and furniture and accessories, please tell us further why you believe the audited footnote disclosure regarding products and services required by ASC 280-10-50-40 should not be provided.  In addition, please disclose the percentage of sales of specialty mattresses for fiscal 2010 in your discussion of products on page 78.

RESPONSE TO COMMENT 21

The Registration Statement has been revised in response to this comment. See pages 87, F-16 and F-17.

Note 6.  Income Taxes, page F-26

22.                               Please refer to ASC 740-270-50-1 and tell us your consideration of disclosing the reasons for variations in customary income tax expense relationships in the interim periods presented.

RESPONSE TO COMMENT 22

The Registration Statement has been revised in response to this comment. See page F-29.

Note 14.  Stock-Based Compensation, page F-33

23.                               We reviewed your response to comment 66 in our letter dated July 8, 2011.  In light of the materiality of the reversal of share-based compensation expense relative to pretax income in 2010, it appears to us that accounting for share-based compensation has a material impact on your financial statements.  Thus, in light of the complexity of the judgments and estimates involved, we believe best practices would be to discuss share-based compensation under Critical Accounting Policies and Use of Estimates.  In any event, please tell us and consider discussing in Management’s Discussion and Analysis of Financial Condition and Results of Operations why:  (i) the weighted average grant date fair value of Class B units unvested at February 2, 2010 is significantly higher than the weighted average grant date fair value of Class B units granted during fiscal 2010; (ii) the weighted average grant date fair value of Class B units issued was zero during fiscal 2008; and (iii) share-based compensation was significantly higher in fiscal 2008 ($1.3 million) as compared to shared-based compensation in fiscal 2009 and 2010.

RESPONSE TO COMMENT 23

The Registration Statement has been revised to discuss share-based compensation under Critical Accounting Policies and Use of Estimates.  See page 80.

The Company supplementally provides the Staff with the following information in order to give additional background for the responses to questions (i), (ii) and (iii):

•      The majority of Class B Units issued to employees occurred in connection with J.W. Child’s acquisition of the majority ownership of the Company on January 18, 2007.  Since those initial issuances, which occurred shortly after the transaction, additional Class B Unit have been issued primarily to new employees and to employees who have been promoted into roles with greater responsibilities.  The estimated fair values of Class B Units issued in late fiscal 2006 and early fiscal 2007 were higher than estimated fair values of issuances that have occurred thereafter primarily as a result of (a) a decline in the enterprise value estimates of the Company that occurred due to declining performance and declining values of comparable businesses during the 2008/2009 recession, and (b) an increase in debt from the levels outstanding at January 18, 2007.

•      The Probability-Weighted Expected Return Method of valuation assigns probabilities to a number of reasonable outcomes of J.W. Child’s investment in Mattress Holdings, LLC.  Those outcomes, as described in Note 14 to the Consolidated Financial Statements at Page F-34, are (1) ongoing management operations without a Liquidity Event, (2) Liquidity Event resulting from a merger or sale to another party, (3) Liquidity Event resulting from an initial public offering of the Company’s common stock and (4) a distressed sale.  The Liquidity Event and distressed sales outcomes include assumptions as to their timing that are consistent with J.W. Child’s objective of eventually monetizing its investment.  The weighting of the outcomes and the estimated expected timing of the occurrences of those outcomes result in requisite service periods that have ranged from 1.8 to 2.9 years.

Following is a table that summarizes relevant information with respect to the history of Class B Unit issuances:

				Weighted
				Average
	Class B		Estimated Equity	Estimated	Requisite
Fiscal	Units	% of	Value Range	Value per	Service Period
Year	Issued	Total	(millions)	Class B Unit	(years)
2006/2007	1,962,190	64.8%	$150 to $160	$1.48	1.8 to 2.0
2008	25,000	0.8%	($20)	$0.00	n/a
2009	567,857	18.8%	$(20) to $93	$0.24	2.9
2010	473,197	15.6%	$84	$0.23	2.5
	3,028,244

More specifically, the Company provides the following responses to the Staff’s questions:

(i)        The weighted average grant date fair value of Class B Units unvested at February 2, 2010 is significantly higher than the weighted average grant date fair value of Class B Units issued during fiscal 2010 due to the concentration of units issued in earlier fiscal years at higher estimated fair values.  Vesting has occurred for Class B-1 units, which vest ratably over 5 years (with acceleration of all unvested units in their entirety in connection with a change in control event or initial public offering) and comprise approximately 40% of each Class B unit issuance.  Class B-2, B-3 and B-4 units vest in their entirety in connection with a change in control event or an initial public offering.  The unvested portion of Class B-1 units and the outstanding amount of Class B-2, B-3 and B-4 units are reported as unvested in the Notes to Consolidated Financial Statements at pages F-35 and F-36.

(ii)       The weighted average grant date fair value of Class B Units issued was zero during fiscal 2008 due primarily to a decline in the enterprise value estimates of the Company that occurred due to declining performance and declining values of comparable businesses during the recession in 2008 and 2009, and an increase in debt, which significantly reduced the estimated equity value of the Company.  The reduction in equity value is corroborated by the goodwill and intangible asset impairment charges recognized in fiscal 2008 in the aggregate amount of $142.8 million. The reduction in equity value had a pronounced effect on Class B Unit values as a result of the $154 million preference amount in distributions of non Class B Units.

(iii)      Share-based compensation was significantly higher in fiscal 2008 ($1.3 million) as compared to share-based compensation in fiscal 2009 and 2010 due to (1) the high concentration of Class B Units issued in late fiscal 2006 and early fiscal 2007 at significantly higher estimated fair values and (2) the 1.8 to 2.0 years requisite service period over which the estimated fair value was recognized as compensation expense, which resulted in the recognition of the majority of compensation expense in fiscal 2007 and 2008.

The Company plans to revise the Registration Statement to include additional information in Management’s Discussion and Analysis of Financial Condition and Results of Operations, as described in the Company’s response to comment 13 above.

Exhibit List, page E-1

24.                               We note your response to comment 71 in our letter dated July 8, 2011.  Because you have only filed an incomplete form of your articles and bylaws (exhibits 3.1 and 3.2), you must file your articles of incorporation and bylaws as currently in effect.

RESPONSE TO COMMENT 24

The certificate of incorporation and bylaws of the Company substantially as currently in effect (without an amendment to the certificate filed solely to effect a name change of the Company) are being filed as exhibits to Amendment No. 3.

25.                               It appears that exhibits 10.7 and 10.9 do not include all of the referenced schedules, annexes and exhibits.  Please advise or refile complete copies of these agreements.

RESPONSE TO COMMENT 25

Exhibits 10.7 and 10.9 have been revised in Amendment No. 3 to include all available schedules, annexes and exhibits referenced in each of these exhibits.

26.                               We note your exhibit list indicates that you are requesting confidential treatment for portions of exhibit 10.18.  Exhibit 10.18, as filed with Amendment 1 to your Form S-1 filed on July 8, 2011, does not appear to redact any information and does not indicate that confidential treatment has been requested.  Your request for confidential treatment dated July 8, 2011 also does not request confidential treatment for this exhibit.  Please clarify or revise.

RESPONSE TO COMMENT 26

The Registration Statement has been revised in response to this comment. See page E-2.

*       *       *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 312-845-1265 or Richard Gluckselig at 212-841-0445.  Thank you for your assistance.

Very truly yours,

/s/ Andrew J. Terry
Andrew J. Terry

cc:	Brigitte Lippmann, Special Counsel
Robyn Manuel, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant
R. Stephen Stagner, Mattress Firm Holding Corp.
Jim R. Black, Mattress Firm Holding Corp.
Charles Strauss, Fulbright & Jaworski L.L.P.
Gene G. Lewis, Fulbright & Jaworski L.L.P.